April 15, 2022 VIA EDGAR Re: HF Foods Group Inc. Form 10-K for the Year Ended December 31, 2020 Filed March 16, 2021 File No. 001-38180 Dear Mr. Shapiro and Mr. Jones: On behalf of our client, HF Foods Group Inc. (“HF Foods” or the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 30, 2022 (the “Comment Letter”) with respect to the Company’s Report on Form 10- K for the year ended December 31, 2020, filed with the Commission on March 16, 2021. For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Robert Shapiro Mr. Doug Jones

2 Response to Comments Filed on March 14, 2022 Combination with B&R Global, page 2 1. Refer to your response to comment 1. To help us better understand your analysis in regard to the accounting acquirer, please provide us with the following information. A. In regard to why you believe the voting interest is neutral and the minority block is in favor of HF Foods as shown in the chart on page 4, please provide the following: i. A diagram that identifies all ownership interests and the level of the interests in HF Foods and B&R Global, respectively, immediately prior to the merger, including the type(s) and class of shares, voting rights for each class, and other rights held by the shareholders directly and indirectly in each entity. Identify any parties for each entity that are related and if there were any related parties between the entities. Response: The Company respectfully provides the Staff with the diagrams set forth below. As requested, the diagrams identify the ownership interests in HF Foods and B&R Global Holdings, Inc. (“B&R Global”) immediately prior to the business combination. Neither HF Foods nor B&R Global offered any class of shares other than common stock and no shareholders had any rights other than from their ownership of shares of common stock. As identified in the diagrams below: • The pre-business combination HF Foods related parties were Mr. Zhou Min Ni, the CEO of HF Foods pre-business combination, and family, who collectively owned 72.604%; • the pre-business combination B&R Global related parties consisted of Mr. Xiao Mou Zhang (aka Peter Zhang), the CEO of B&R Global pre-business combination, and family who directly owned 3.53% and Spot Light Investments, LLC (“Spot Light”) which owned 41.29%; and • the related parties in Spot Light were Peter Zhang and family, who collectively held a 20.125% interest in Spot Light as well as the Kwok family, who collectively held a 31.675% interest in Spot Light. There were no other related parties within or between the entities other than indicated in the diagrams.

3 Pre-Merger Ownership of HF Foods Group, Inc.: HFFG 100% Common stock, 21,445,096 shares issued and outstanding Zhou Min Ni, Family & Relatives 72.604% 15,569,998 Shares (7 shareholders) (comprised of 26.975% directly held by Zhou Min Ni, 37.248% held by 4 family trusts and 8.381% held by 2 relatives) Jian Ming (Jonathan) Ni Ex-CFO 0.140% 29,955 Shares Other Known Parties 8.223% 1,763,452 Shares (8 shareholders) 1. Zheng Xin Sen 3.725% 2. Zhang Jin 1.862% 3. HT Group Holding LLC 1.327% 4. Richard Xu 0.763% 5. Wu Yuan Yuan 0.206% 6. Chen Ying 0.283% 7. Chen Lan Xin 0.031% 8. Chen Wai Fun 0.026% Public & Institutional Holdings 19.033% 4,081,691 Shares

4 Pre-Merger Ownership of B&R Global Holdings, Inc.: ii. A diagram identifying all ownership interests and the level of the interests in the combined entity after the merger, including the type(s) and class of shares, voting rights for each class, and other rights held by the shareholders directly and indirectly in the combined company. If not clear from the diagram, specify which interests are those of HF Foods and B&R Global, and identify any parties that are related. Response: The Company respectfully provides the Staff with the diagram set forth below. As requested, the diagram identifies the ownership interests in the combined company immediately following the business combination. HF Foods does not offer any class of shares other than common stock. Other than the Voting Agreement (as further addressed below in response 1.A.iii.), no shareholders have any rights other than from their ownership of shares of common stock. With respect to HF Foods post-business combination, the B&R Global 100% Common stock, 6,665,516 shares issued and outstanding 45 shareholders Spot Light Investments LLC 41.29% (1 entity shareholder with 25 members) Kwok Family 31.675% (5 members) Peter Zhang & 2 Siblings 20.125% (3 members) Others 48.200% (17 members) Peter Zhang & 2 Siblings 3.53% (3 shareholders) Great Wall Seafood LA, Corp. 9.00% (1 entity shareholder with 15 shareholders, 5 of which also held direct ownership in B&R) Peter Zhang & 1 Sibling 25% (2 shareholders) Others 75% (13 shareholders) Others 46.18% (40 shareholders) Zhang Family Holdings: Direct 3.53% Indirect 10.56% Total 14.09% of B&R Global *indirect holdings included 8.31% held via Spot Light and 2.25% held via GWLA related parties consisted of Mr. Ni and family, who collectively owned 29.86% as well as Peter Zhang and family, who collectively owned 8.29%.

Post-Merger Ownership of HF Foods Group, Inc.:



HFFG (100%)
Common stock, 52,145,096 shares issued and outstanding
Ni Family and Relative Holdings:
Zhou Min Ni 11.094%
4 Children Trusts 15.319%
2 Relatives 3.447%
Total 29.860% of HFFG
Zhang Family Holdings:
Direct 3.400%
Indirect 4.892%
Total 8.292% of HFFG
*Direct holdings included shares distributed from GWLA
*Indirect holdings included those held via Spot Light
Legacy HF Shareholders 41.126% 21,445,096 Shares
B&R Global Shareholders 58.874% 30,700,000 Shares (54 shareholders, including 10 new shareholders as a result of direct distribution from GWLA
Zhou Min Ni, Family & Relatives 29.860% of HFFG 15,569,998 Shares (7 shareholders)
Jian Ming (Jonathan) Ni 0.057% 29,955 Shares
Other Known Parties 3.383% 1,763,452 Shares (8 shareholders)
Public & Institutional Holdings 7.826% 4,081,691 Shares
1. Zheng Xin Sen 1.532%
2. Zhang Jin 0.766%
3. HT Group Holding LLC 0.546%
4. Richard Xu 0.314%
5. Wu Yuan Yuan 0.085%
6. Chen Ying 0.116%
7. Chen Lan Xin 0.013%
8. Chen Wai Fun 0.011%
Spot Light Investments LLC 24.310% of HFFG 12,676,299 Shares
Other Shareholders 31.164% of HFFG 16,250,237 Shares (50 shareholders)
Peter Zhang & 2 Siblings 3.400% direct holding of HFFG (Include shares distributed from GWLA) 1,773,464 Shares (3 shareholders)

iii. Description and details of any voting agreements between and voting rights of any parties before and after the merger, written or otherwise.

<u>Response</u>: The Company respectfully advises the Staff that as of the date of the business combination, HF Foods and B&R Global became parties to a voting agreement (the "Voting Agreement"), whereby certain shareholders, including Mr. Ni and family, Peter Zhang and family, Spot Light and seven other shareholders holding over 5% ownership in B&R Global pre-business combination, agreed to vote for certain director candidates. Each party to the Voting Agreement agreed to vote for five director nominees, two designated by Mr. Ni, two designated by Peter Zhang as Stockholder's Representative and one designated jointly by both Mr. Ni and Peter Zhang. Please see response 1.C. below for further discussion of the election of directors of the combined company. Except for the

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6 Voting Agreement, no shareholders of either company pre-business combination or the combined company post-business combination were party to any voting agreement, whether oral, written or otherwise. iv. A diagram that identifies all ownership interests and the level of the interests in Spot Light immediately before and after the merger. Provide details of any voting agreements/rights of the members immediately before and after the merger. Identify any parties that are related. Tell us how the voting rights for the membership units held in Spot Light were exercised for the common shares held by Spot Light in the combined company after the business combination. Also, tell us if anyone was appointed as the manager of Spot Light, and if so, the level of control of Spot Light by this person immediately before and after the merger. Response: The Company respectfully provides the Staff with the diagram set forth below. As requested, the diagram identifies the ownership interests in Spot Light immediately prior to and following the business combination. As discussed in response 1.A.iii. above, Spot Light was party to the Voting Agreement, but there were no voting or other agreements among the members of Spot Light relating to the voting of the shares of the combined company owned by Spot Light. All members had equivalent voting rights, with each member entitled to a number of votes equal to the product of such member’s membership percentage multiplied by 100. In accordance with the terms of the limited liability company agreement of Spot Light, dated March 24, 2014 (the “Spot Light LLC Agreement”), members are required to be consulted for the approval of specified extraordinary transactions, such as the sale, exchange or other disposition of all, or substantially all of the company’s assets, the merger of the company with any other entity, the incurrence of any debt or liabilities and any change in the amount or character of capital contributions. Under the terms of the Spot Light LLC Agreement, such transactions require a majority of voting interests in favor. Pursuant to the Spot Light LLC Agreement, Peter Zhang was appointed manager and by the terms of the Spot Light LLC Agreement, the manager had all necessary powers to carry out the business of Spot Light. Notwithstanding the terms of the Spot Light LLC Agreement, Peter Zhang has advised that he consulted with all members of Spot Light, including the largest voting group within Spot Light, the Kwok family, on all major decisions with respect to Spot Light’s investments, including in connection with the Voting Agreement and the business combination of HF Foods and B&R Global. On March 18, 2021, Peter Zhang stepped down as manager of Spot Light and Ming Yee Kwok succeeded him as manager of the entity. The Company respectfully acknowledges that Peter Zhang’s 13D filing, filed with the Commission on November 21, 2019, shows beneficial ownership of 26.17%, of which 23.89% relates to Mr. Zhang’s voting and dispositive power over the shares owned by Spot Light, which is similarly stated in the Company’s preliminary proxy statement filed with the Commission on September 9, 2019. In practice, Peter Zhang did not exercise sole

7 voting rights of the shares of the Company owned by Spot Light, as discussed above, due to his ongoing consultation with the other members of Spot Light. Pre and Post-Merger Ownership of Spot Light Investments, LLC: *Spot Light’s ownership remained the same immediately before and after the business combination v. A diagram that identifies all ownership interests and the level of the interests in B&R Group Realty immediately before and after the merger and on the date this entity was acquired by the combined company on January 17, 2020. Provide details of any voting agreements/rights of the members immediately before and after the merger, as well as the level of control held by Mr. Zhang as the manager of B&R Group Realty. Identify any parties that are related. Response: The Company respectfully provides the Staff with the diagrams set forth below. As requested, the diagrams identify the ownership interests in B&R Group Realty Holding, LLC (“BRGR”) immediately prior to and following the business combination and on the date BRGR was acquired by HF Foods. There were no voting or other agreements among the members of BRGR relating to the voting of shares of the combined company owned by BRGR. No members had any additional rights other than from their rights from holding membership interests in BRGR. The management of BRGR was initially vested in Peter Zhang as manager, but was transferred to a board of managers consisting of up to 9 individuals pursuant to the first amended and restated limited liability company agreement, dated December 10, 2015. The board of managers of BRGR currently consists of 9 individuals, one of which is Peter Zhang. Two of the managers, Mei Lan Liang and Hua Spot Light 100% Kwok Family 31.675% (5 members) Peter Zhang & Family 20.125% (3 members) Others 48.200% (17 members)

8 Gui Liang are related, but none of the other board members, including Peter Zhang, are related to one another. Pre and Post-Merger Ownership of B&R Group Realty Holding, LLC: *BRGR’s ownership remained the same immediately before and after the business combination, as well as on the date acquired by the combined company on January 17, 2020. vi. Identify specific filings/submissions made to the Commission, for example, on Form 13D, in proxy statements, Form 8-K, that evidences and corroborates the information in the preceding bullets. If any of the information above differs from information previously filed/submitted, please explain the reason for the difference. If information related to any of the above had not been previously filed/submitted, please explain the reason why. Response: The Company respectfully acknowledges that Peter Zhang’s Schedule 13D filing, filed with the Commission on November 21, 2019, shows beneficial ownership of 26.17%, of which 23.89% relates to Peter Zhang’s voting and dispositive power over the shares owned by Spot Light, which is similarly stated in the Company’s preliminary proxy statement filed with the Commission on September 9, 2019. In the Company’s preliminary proxy statement, Peter Zhang was also disclosed as having voting and dispositive power over 2,763,477 shares owned by Great Wall Seafood LA, Corp. These shares do not appear in later filings, as Great Wall Seafood LA, Corp. held shares in B&R Global pre-business combination, but distributed all shares to its individual shareholders at the time of the business combination. Peter Zhang’s distribution from Great Wall Seafood LA, Corp. resulted in him receiving 552,693 shares of the combined company. BRGR 100% (43 members) Spot Light Investments, LLC 41.56% Other Members 54.25% (39 members) Peter Zhang & Family 4.19% direct holding (3 members) Zhang Family Holdings: Direct 4.19% Indirect 10.63% Total 14.82% of BRGR

9 In practice, Peter Zhang did not exercise sole voting rights of the shares of the Company owned by Spot Light, as discussed above in response 1.A.iv., due to his consultation with the other members of Spot Light for all major decisions including the allocation of Spot Light’s investments. Upon the distribution of shares of the Company to the members of Spot Light, Peter revised his Form 13D with the filing of a Form 13D/A on April 1, 2020, reflecting his voting power being under 6% of the combined company. Please note that in the Company’s prior response letter, the Company stated that Peter Zhang and family owned approximately 8.35% of the combined company. In the diagram presented above in response 1.A.ii., Peter Zhang and family is presented as owning 8.292% of the combined company immediately after the business combination. This difference is due to the fact that Peter Zhang purchased 53,708 shares in the open market approximately six months after the completion of the business combination, as disclosed on Form 4, filed with the Commission on May 22, 2020, which purchase resulted in Peter Zhang and his family owning 8.35%. The Company respectfully acknowledges that the Schedule 13D filed by Mr. Ni on October 10, 2019 shows beneficial ownership of 24.5% of the pre-business combination Company. The diagram provided in response 1.A.i. above states that Mr. Ni controls 72.604% of the pre-business combination Company. The discrepancy is due to the various holdings by Mr. Ni’s family trusts in the name of his children. These shares are not attributable to Mr. Ni for the purposes of beneficial ownership, but are considered as part of his family holdings by the Company for the purposes of the diagram. To our knowledge, no other information relating to the foregoing that was required to be filed or submitted was not so filed or submitted. B. Please explain to us what is meant by “all of the shares held by Spot Light were distributed to its members” on March 17, 2020 and why this is relevant to the determination of the accounting acquirer at the time of the merger between B&R Global and HF Foods. Response: The Company respectfully advises the staff that on March 17, 2020, Spot Light distributed all shares of HF Foods held by the entity to the members of Spot Light in accordance with their membership percentages. Spot Light still holds other investments, but the members requested their HF Foods holding to be distributed to each member shortly after the completion of the business combination. The Company acknowledges that the distribution of the Spot Light shares occurred after the completion of the business combination. Peter Zhang has advised that the members of Spot Light held a members’ meeting on February 1, 2019, at which the members agreed that the shares of the combined company held by Spot Light would be distributed proportionately after the business combination. Respectfully, the Company advises the Staff that it believes the distribution of the shares is further evidence that the Spot Light members regarded their indirect investments in the Company as individual rather than commonly managed group investments through Spot Light.

C. The chart on page 4 denotes board representation is in favor of HF Foods because, as you state, three of the board members in the combined company were former board members of HF Foods before the merger. You state HF Foods and B&R Global shareholders each were entitled to select two members of the board, with the fifth member to be jointly agreed upon by the respective groups. Please tell us which board members were selected by each group and which board member was jointly selected. If B&R Global jointly agreed to select a former HF Foods board member, explain to us the ***basis for doing so and why this doesn't result in a neutral factor.*** Also tell us if any agreements, written or otherwise, existed between any parties in selecting the board members, and if so, the nature of such and how they were carried out.

Response: For the Staff's convenience, the following chart lists the board members of HF Foods prior to and after the business combination.

Pre-business combination HF Foods Board Members	Post-business combination HF Foods Board Members	Pre-business combination Company Affiliation
Zhou Min Ni (Chairman)	Zhou Min Ni (Chairman)	HF Foods
Ren Hua Zheng*	Ren Hua Zheng*	HF Foods
Chan Sin Wong	Xiao Mou (aka Peter) Zhang	B&R Global
Hong Wang*	Xi Lin (aka Felix)*	B&R Global
Zhehui Ni*	Zhehui Ni*	HF Foods**

* Independent Director.

** Pre-business combination HF Foods director, appointed jointly by Mr. Ni and Peter Zhang pursuant to the Voting Agreement.

Pursuant to the Voting Agreement, Mr. Ni had the ability to appoint two directors, one of whom was required to be independent pursuant to the rules of the Nasdaq Stock Market. Mr. Ni designated himself and Ren Hua Zheng. Peter Zhang had the ability to appoint two directors, one of whom was required to be independent pursuant to the rules of the Nasdaq Stock Market. Peter Zhang designated himself and Xi Lin. The fifth director, required to be independent pursuant to the rules of the Nasdaq Stock Market, was to be designated jointly by Mr. Ni and Peter Zhang. The chosen director was Zhehui Ni, a former HF Foods director. The nomination of Zhehui Ni resulted in the board of HF Foods being a majority legacy HF Foods directors, which was acknowledged by Peter Zhang. Peter Zhang has stated that because HF Foods was an existing public company, he deferred to Mr. Ni's choice for the board given the prior director's public company experience. Peter did not have any recommendations for un-affiliated board members, and agreed to have the board be comprised of a majority legacy HF Foods directors by consenting to Mr. Ni's formerly designated director. For these reasons, the Company has concluded that the

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11 composition of the board of the combined company points in favor of HF Foods rather than being a neutral indicator. The Company is available to discuss any of the above matters at the Staff’s earliest convenience. We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 836-8861 or Christopher.Peterson@arnoldporter.com. Very truly yours, /s/ Christopher Peterson Christopher Peterson cc: Kong Hian Lee Chief Financial Officer HF Foods Group Inc. cc: Christine Chang General Counsel and Chief Compliance Officer HF Foods Group Inc.